EXHIBIT 10.8

January 27, 2016

Anil Arora

740 Euclid Avenue

San Francisco, CA 94118

Dear Anil:

Along with the entire senior management team, I am very excited that you have joined Envestnet Asset Management, Inc. (the “Company”) following the closing of the transactions contemplated by the Agreement and Plan of Merger, by and among Yodlee, Inc. (“Yodlee”), Yale Merger Corp. and the Company (the “Merger Agreement”).  This letter summarizes your employment terms with the Company effective as of January 27, 2016. We look forward to much success working together to transform our businesses and a rapidly changing industry.

Terms of Employment:

Title and Duties. Your position will be CEO of Envestnet/Yodlee, Vice Chairman of Envestnet. You will also be a member of the Board of Directors of Envestnet.  You will be based in the Redwood City office and will report to the CEO of the Company.  In your position of CEO of Envestnet/Yodlee, Vice Chairman of Envestnet, you agree to perform your duties faithfully and efficiently subject to the directions of the CEO of the Company.  Your duties shall be commensurate with your title, and shall include such duties as may be reasonably assigned to you from time to time, consistent with your position.  Your duties may also include providing services for both the Company and its affiliates.

While employed by the Company, you agree to devote substantially all of your business time to your duties and responsibilities for the Company, and you agree that you may not, without the prior written consent of the Company, operate, participate in the management or board of directors of, participate in the operations or control of, or act as an employee, officer, consultant, agent or representative of, any type of business or service, other than as an employee of the Company; provided,  however, that you may (i) engage in civic and charitable activities to the extent they do not materially interfere with your performance of your duties hereunder, and (ii) make and maintain outside personal investments, provided that none of the foregoing activities and services materially interfere with your performance of your duties hereunder or violate the terms of the Company’s applicable policies and procedures or any applicable restrictive covenants.  Notwithstanding the above, the Company is aware that you are engaged in those activities listed in Exhibit A and consents to your continued participation in such activities.

Compensation and Benefits.  You will be compensated in the following manner:

•

You will receive a base annual salary of $425,000, paid semi-monthly in the amount of $17,708.33, on the fifteenth and last day of the month.  You shall be eligible for annual salary reviews, consistent with the Company’s salary review policy.

•

Your bonus for your contributions for calendar year 2015 shall be calculated based on the actual 2015 Yodlee bonus that was accrued at the time of the closing of the transactions contemplated by the Merger Agreement (November 19, 2015) and projected to the end of the year.  Such bonus shall be at least $375,000 and shall be payable in a single lump sum in cash no later than February 15, 2016; provided, however, that the Compensation Committee in its sole discretion may elect to pay up to one-fourth of such bonus in the form of a fully vested restricted stock award (RSAs) or restricted stock unit award.  If you are terminated without “Cause” (as defined below), if you resign for “Good Reason” (as defined below), or are terminated on account of death or Permanent Disability (as defined below), prior to the date that such bonus is paid, you will remain entitled to the payment of such bonus amount.  If you are terminated for any other reason, or if you resign without “Good Reason” prior to the date that such bonus is paid, you will not receive the payment of such bonus amount.

•

For calendar year 2016, you will be eligible to receive an annual bonus, based 50% on objective bonus criteria mutually determined by you and the CEO of the Company and 50% on non-objective performance criteria as determined by the CEO of the Company or the Board, with a target of at least 90% of your then-current annual base salary.  For calendar years 2017 and after, you will be eligible to receive a discretionary annual bonus upon the attainment of one or more established performance goals established by the Company in its sole discretion, with a target of at least 90% of your then-current annual base salary (or such other target as agreed by you and the CEO of the Company).  It is expected that such performance criteria will be based on corporate, divisional, and individual performance, with the applicable performance criteria and actual amount of such bonus earned determined at the Company’s discretion.  Annual bonuses are payable in the same time and manner as paid to other Company employees and no later than March 15th each calendar year following the calendar year to which such annual bonus relates, and such annual bonus shall be paid in the form of cash; provided, however, that the Compensation Committee in its sole discretion may elect to pay up to one-fourth of any bonus in the form of a fully vested restricted stock award (RSAs) or a restricted stock unit award. Starting in calendar year 2017 and after, you shall also be eligible, subject to approval of the Board, for annual grants of long-term incentive awards granted pursuant to the Envestnet, Inc. 2010 Long-Term Incentive Plan, or such other long term incentive plan as may be adopted by the Company covering executives at your level, as in effect from time to time (in either case, the “LTIP”), provided that the amount and form of any such awards shall be as determined by the Compensation Committee in its sole discretion, subject to the terms and conditions of the LTIP and any award agreement.

•

In connection with the Merger, and pursuant to the terms of the Merger Agreement, your unvested Yodlee equity awards were assumed and converted into unvested Company equity awards (the “Yodlee Awards”) granted pursuant to the Envestnet, Inc. 2015 Acquisition Equity Award Plan (the “Plan”) and applicable award agreement. Given the change in your role relative to your responsibilities at Yodlee, the Yodlee Awards will fully vest upon your termination of employment for any reason by either you or the Company.  For avoidance of doubt, you and the Company agree that (i) the provisions of this paragraph will cause the Yodlee Awards to become immediately taxable to you, (ii) the Company will process the vesting of the Yodlee Awards through a payroll statement to you based on such vesting,  (iii) the Company will remit all applicable withholding taxes with respect to the vesting of the Yodlee Awards, and (iv) the Company will retain a sufficient number of shares from the total number of the Yodlee Awards from your Plan account to cover the applicable withholding taxes remitted on your behalf, and (v) the  remaining net shares of the Yodlee Awards shall remain in your applicable Plan account and shall remain subject to applicable restrictions contained in the Plan and the applicable award agreement subject to the terms of this paragraph.

•

You have been awarded an equity award consisting of 100,000 restricted stock units (the “Restricted Stock Units”) and stock options covering 20,000 shares of common stock (the “Stock Options” and, together with the Restricted Stock Units, the “Transaction Awards”) effective December 7, 2015[1].  The restricted stock unit award was made pursuant to a restricted stock unit agreement in the form of the agreement attached hereto as Exhibit B (the “Restricted Stock Unit Award Agreement”).  The stock option award was made pursuant to a stock option agreement in the form of the agreement attached hereto as Exhibit C, with an exercise price that is no less than the fair market value of the Company’s common stock as of the date of the grant (the “Stock Option Award Agreement”).  The Restricted Stock Units granted to you are subject to vesting over a three year period with one-twelfth of the total amount vesting on each three-month anniversary of the date of grant (subject to acceleration in the event of certain terminations subject to the terms described below).  The Stock Options granted to you are subject to vesting over a three year period with one-third of the total amount vesting on the first anniversary of the applicable date of grant and one-twelfth of the total amount vesting on each three-month anniversary of the date of grant thereafter (subject to acceleration in the event of certain terminations subject to the terms described below).

As you know, you remained on your Yodlee benefit plans through December 31, 2015.  You became eligible to receive the following Envestnet benefits effective January 1, 2016, subject to the terms and conditions of such plans, as may be in effect from time to time:

•	Paid time-off (PTO) accrued at the rate of 8.33 hours per semi-monthly pay period, the equivalent of 25 days per year plus 6 sick days.
•	9 paid holidays per year, according to the schedule of the NY Stock Exchange
•	3 paid floating holidays per year
•	16 hours volunteer time-off (VTO) per year

1    NTD: The Transaction Awards will be forfeited in their entirety unless the parties agree to the terms of an employment agreement by January 31, 2016.

You also became eligible to enroll in:

•	Short-term and long-term disability insurance
•	Medical plans including a PPO, a high deductible health plan or a Kaiser HMO plan
•	Flexible Spending Accounts
•	Dental insurance
•	Vision insurance
•	Pet insurance
•	Paid sabbatical of 4 weeks during the first 6 months of 2016, as mutually determined by you and the Company
•	Company-paid life insurance with a benefit payable on death equal to $500,000, subject to medical underwriting as required (additional insurance may be purchased)
•	Company-paid membership dues to YPO/WPO as well as reasonable travel expenses to events
•	Critical Illness
•	Accidental Injury
•	The Envestnet 401(k) Retirement Plan, including employer match

For complete details on the Envestnet plans described above, please refer to www.ebenefits360.com (username: yodenv16 and password: YOD892).

Service Credit.  You have been given credit in the Company benefit plans for all service with Yodlee and any of its predecessors, to the same extent as such service with Yodlee or any predecessor was credited for such purposes by Yodlee or a predecessor under a benefit plan in which you were eligible to participate for purposes of eligibility, participation, vesting and levels of benefits (including, without limitation, with respect to vacation benefits, but in all cases excluding benefit accruals under any defined benefit pension plan); provided, however, that in no event will any service with Yodlee or any of its Affiliates or any predecessor prior to the closing of the transactions contemplated by the Merger Agreement count as service with the Company for purposes of the Company’s Scholarship Plan.

Termination of Employment.  If you are terminated without “Cause” (as defined below), or due to Permanent Disability (as defined below) or due to death or if you resign for “Good Reason” (as defined below) (each such termination referred to as a “Vesting Termination”), subject to you signing and not revoking a release of claims substantially in the form attached hereto as Exhibit D, you will become fully vested in your Transaction Awards to the extent not previously vested and you will be eligible to receive a payment equal to the average of the annual cash bonus amounts paid in relation to the two years prior to the year in which the termination date occurs.  Such payments shall be made on the sixty-day anniversary of your Vesting Termination subject to you signing the release as provided below.

Additionally, if you are terminated without “Cause” (as defined below) after November 19, 2016 or if you resign for “Good Reason” (as defined below) after November 19, 2016, subject to you signing and not revoking a release of claims substantially in the form attached hereto as Exhibit D, you will be eligible to receive the following: (i) a payment equal to 12 months of your then current base salary (without taking into account any decreases that give rise to Good Reason) and (ii) a payment equal to 12 month of the monthly COBRA premium cost applicable to you if you (or your dependents) were to elect COBRA coverage in connection with such termination.  Such payments shall be made on the sixty-day anniversary of your termination of employment without Cause or resignation for Good Reason subject to you signing the release as provided in the following paragraph.

In order for you to receive vesting of your Transaction Awards and the cash payments described above, the release must be executed, and any revocation period must have expired, within sixty (60) days after your termination date.  Notwithstanding the foregoing, in the event (a) you resign without Good Reason, or in the event the release does not become effective within sixty (60) days after your termination date as required in the previous sentence following a Vesting Termination, you shall immediately forfeit any portion of the Transaction Award not previously vested as of your date of termination and your right to receive the cash payments described above, or (b) you incur a termination with Cause, you shall immediately forfeit any portion of the Transaction Award not previously exercised as of your date of termination and your right to receive the cash payments described above.

For purposes of this letter, “Cause” means (i) your commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, fraud, illegal drug use or breach of fiduciary duty, (ii) your willful failure to perform duties as reasonably and legally directed by the CEO of the Company, (iii) your gross negligence or willful misconduct with respect to the performance of your duties, (iv) you obtaining any personal profit not fully disclosed to and approved by the Board in connection with any transaction entered into by, or on behalf of, the Company, or (v) any other material breach of this letter, your Employee Invention Assignment and Confidentiality Agreement with Yodlee, as amended hereby, which is incorporated herein and attached hereto as Exhibit E (the “Confidentiality Agreement”) or any other agreement between you and the Company. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, you shall have ten (10) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause.  For purposes of this provision, no act or failure to act on your part shall be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief your action or omission was in the best interests of the Company.  Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Company.

For purposes of this letter, “Good Reason” means the occurrence of one of the following without your consent: (i) material diminution in your title, duties, responsibilities or authority, and for avoidance of doubt, you will be considered to have a material diminution in duties if following a Change in Control (as such term is defined in the LTIP) or if following a sale of the group or division of the Company for which you are primarily performing services to a third party, you are no longer a member of the acquiring or combined entity’s board of directors; (ii) reduction of base salary or employee benefits except for across-the-board changes for executives at your level; (iii) exclusion from executive benefit/compensation plans; (iv) the Company requiring you to relocate outside of, or to change your primary business location outside of, the geographic area encompassed within a fifty (50) mile radius of the Redwood City office, or (v) material breach of this agreement by the Company or any other agreement between the Company and you; provided, however, that your voluntary termination shall be considered Good Reason only if (a) you provide notice to the Company of the act or omission constituting Good Reason within ninety (90) days of the occurrence of such act or omission; (b) after receiving such notice, the Company fails to remedy such act or omission within thirty (30) days of such notice; and (c) you resign within thirty (30) days after the end of such cure period.  For avoidance of doubt, a change in your reporting relationship shall not in itself constitute “Good Reason.”

For purposes of this letter, “Permanent Disability” means mental, physical or other illness, disease or injury, that has prevented you from substantially performing your duties hereunder for the greater of:  (a) the eligibility waiting period under the Company’s long term disability Plan, if any, (b) an aggregate of six (6) months in any twelve (12) month period, or (c) a period of three (3) consecutive months.

Section 280G of the Code for Acquisition of Yodlee.  If it is determined that you are a “disqualified individual” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and that the grant or payment of the Transaction Awards, either on their own or in the aggregate with any other payments that would be made to you in connection with any transaction that constitutes a change in control, would otherwise constitute “parachute payments” (within the meaning of Section 280G of the Code) that would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the amount of the Transaction Awards or any other payments that would be made to you in connection with any transaction that constitutes a change in control shall be reduced to the extent necessary to otherwise avoid triggering the Excise Tax or a loss of deduction pursuant to Section 280G of the Code (the amount of reduction referred to as “Reduction Amount”), but only if the amount of such payments, after such reduction and after payment of all applicable taxes on the reduced amount, is equal to or greater than the amount of such payments you would otherwise be entitled to retain without such reduction after the payment of all applicable taxes, including the Excise Tax.  The accounting firm engaged by the Company for general audit purposes shall perform any calculations necessary in connection with this section.  The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.  The accounting firm engaged to make the determinations under this section shall provide its calculations, together with detailed supporting documentation, to you and the Company within 15 calendar days after the date on which your right to a payment contingent on a change in control is triggered (if requested at that time by you or the Company) or such other time as requested by you or the Company.  If the accounting firm determines that no Excise Tax is payable with respect to such payments, it shall furnish you and the Company with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such payments.  Any good faith determinations of the accounting firm made hereunder shall be final, binding, and conclusive upon you and the Company.  If a reduction in payments or benefits constituting “parachute payments” is required by this section, the reduction shall occur in the following order unless you elect in writing a different order (provided, however, that such election shall be subject to the Company’s approval if made on or after the date on which the event that triggers the payment occurs and to the extent that such election does not violate Section 409A, as defined below): reduction of cash payments (in reverse order of the date on which such cash payments would otherwise be made with the cash payments that would otherwise be made last being reduced first); cancellation of accelerated vesting of stock awards; reduction of employee benefits.  In the event that accelerated vesting of stock awards is to be reduced, such accelerated vesting shall be cancelled in the reverse order of the grant date of your stock awards unless you elect in writing a different order for cancellation.

Section 409A of the Code.  The payments due under this letter are intended to comply with Section 409A of the Code (“Section 409A”) or an exemption thereunder and shall be construed and administered in accordance with Section 409A.  Notwithstanding any other provision of this letter, payments of “nonqualified deferred compensation” provided under this letter may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this letter that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. To the extent Section 409A applies, each installment payment provided under this letter shall be treated as a separate payment. Any payments of “nonqualified deferred compensation” to be made under this letter by reason of a termination of employment shall only be made if such termination of employment constitutes a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this letter comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

Notwithstanding any other provision of this letter, if at the time of your termination of employment, you are a “specified employee,” determined in accordance with Section 409A, any payments and benefits provided under this letter that constitute “nonqualified deferred compensation” subject to Section 409A that are provided to you on account of your separation from service shall not be paid until the first payroll date to occur following the six (6)-month anniversary of your termination date (“Specified Employee Payment Date”). The aggregate amount of any payments that would otherwise have been made during such six (6)-month period shall be paid in a lump sum on the Specified Employee Payment Date, without interest, and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule. If you die during the six (6)-month period, any delayed payments shall be paid to your estate in a lump sum upon your death.

To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this letter shall be provided in accordance with the following: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) any reimbursement of an eligible expense shall be paid to you on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (iii) any right to reimbursements or in-kind benefits under this letter shall not be subject to liquidation or exchange for another benefit.

As you know, the Company is a dynamic firm.  I am confident you will continue to find our working environment stimulating, intellectually challenging and valuable in enhancing your business, technical and professional skills. I am certain you are a great addition to the Company and hope that you will continue to help build our culture of success.

Please note: By your signature below, you certify that you are free to accept this employment agreement to perform the duties contemplated herein and commensurate with the position, and that your employment will not violate or conflict with any other agreement, obligation, or arrangement to which you were a party.  Please note that your employment at the Company is at-will, which means that either you or the Company may terminate your employment at any time for any reason, with or without cause.  The Company considers all employment agreements, especially as it relates to salary and other incentive compensation information, completely confidential, and you agree to keep such information confidential.

If you accept this employment agreement, this employment agreement will set forth the entire agreement and understanding of the parties with respect to the matters contemplated hereby and supersede any and all prior agreements, arrangements and understandings among the parties relating to the subject matter hereof, including the Offer of Employment between you and Yodlee dated January 27, 2000; provided, however, that you expressly acknowledge and agree that you have executed the Confidentiality Agreement in the form attached hereto as Exhibit E, and that you and the Company expressly agree that (i) the Confidentiality Agreement shall remain in full force and effect, except that all references to “the Company” in the Confidentiality Agreement shall be read to include the Company and its affiliates; (ii) the Amended and Restated Change of Control Severance Agreement between you and Yodlee dated November 19, 2008 (“Change of Control Agreement”) shall remain in full force and effect until 12 months following the closing of the transactions contemplated by the Merger Agreement (that is, November 19, 2016); (iii) the Change in Control Agreement shall be terminated and of no further force and effect on the date that is 12 months following the closing of the transactions contemplated by the Merger Agreement (that is, November 19, 2016); and (iv) the closing of the transactions contemplated by the Merger Agreement constituted a Change of Control for purposes of the Change of Control Agreement.  You expressly agree that your acceptance of the terms of this letter and your new position with the Company does not constitute “Good Reason” under the Change of Control Agreement, this letter, or any other agreement between you and Yodlee, the Company, or any of their respective affiliates.

Sincerely,

ENVESTNET ASSET MANAGEMENT, INC.

/s/ Sharon Rosenthal

By:       ________________________________________

ACCEPTED:

/s/ Anil AroraJanuary 27, 2016

__________________________________________       DATE: _____________